================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF MAY, 2007

                        Commission File Number: 000-51183

                                   ----------

                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628).

================================================================================

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date:  May 29, 2007
                                   By:     /s/ David Bar-Yosef
                                           ------------------------------
                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                           Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations             KCSA Worldwide
+972-3-516-7620                          212-896-1249/212-896-1236
roni@km-ir.co.il                         jgoldberger@kcsa.com / mcsaby@kcsa.comm

                          SHAMIR OPTICAL INDUSTRY LTD.
                       REPORTS FIRST QUARTER 2007 RESULTS

     KIBBUTZ SHAMIR, ISRAEL, MAY 29, 2007 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced unaudited financial results for the first quarter ended March 31, 2007.

     For the quarter ended March 31, 2007, revenues increased 26.9% to $29.3 million, compared to revenues of $23.1 million for the same period of 2006.
Gross profit for the quarter increased 16.0% to $15.4 million, or 52.5% of revenues, compared to gross profits of $13.3 million, or 57.5% of revenues for the same period last year.

     For the quarter ended March 31, 2007, operating income increased 39.5% to
$3.3 million, or 11.4% of revenues, from operating income of $2.4 million, or
10.4% of revenues for the same period last year. Net income for the quarter increased 11.4% to $2.3 million, or $0.14 per diluted share, compared to net income of $2.1 million for the comparable period in 2006.

     For the quarter ended March 31, 2007, excluding the effects of non-cash stock-based compensation expenses, operating income was $3.7 million, or 12.5%
of revenues, compared to operating income of $2.7 million, or 11.6% of revenues, for the same period last year.

     Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $2.6 million, or $0.16 per diluted share, an increase of 11.8% from net income of $2.4 million for the same period last year.

     The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

     As of March 31, 2007, the Company had cash and cash equivalents, including short-term investments of $39.0 million.

     Commenting on its first quarter results, Giora Ben-Ze'ev, chief executive officer of Shamir, said, "Shamir generated strong revenue growth in all of its operating markets, with particular strength in the United States. In our
European markets we continued to show revenue growth and we made additional operational inroads in the United Kingdom, France and Turkey."

     Mr. Ben-Ze'ev added, "Our ongoing investments are intended to continue to help us meet our customers' high expectations for quality. To that end, our newly established and acquired laboratories in Israel and Mexico are performing well. In the beginning of 2007 we have completed the acquisition of approximately 26% of a laboratory in Thailand. These laboratories clearly exhibit our key competitive advantage of being able to develop and execute a long-term vision. We are confident that these laboratories will support Shamir's global growth."

SHAMIR / PAGE 2

     Mr. Ben-Ze'ev concluded, "During the first quarter Shamir demonstrated its continued focus and execution of providing innovative progressive lenses and molds to a growing network of optical laboratories, opticians and optical lens manufacturers. Our focus on solid execution continues, our business remains strong and we believe we are well positioned for the future."

     For the fiscal year ending on December 31, 2007, Shamir currently estimates revenue growth in the range of 10%-18%, reconfirming previously announced forecasts.

CONFERENCE CALL:

     Shamir has scheduled a conference call for 9:00 a.m. today to discuss first quarter results. To participate in the call, please dial 888-802-8571 (U.S. and
Canada) or 973-582-2794 (International). The conference ID for this event is
8799709. For those unable to participate there will be replay available from
12:00 p.m. EDT on May 29, 2007 through 11:59 p.m. EDT, June 5, 2007. Please call: 1-877-519-4471 (U.S. and Canada) 1-973-341-3080 (International). The ID
code for the replay is 8799709.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT NON - GAAP FINANCIAL MEASURES

     This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income - that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful supplemental information because these numbers, which exclude the effect of non-cash stock-based compensation expenses, reflect our core operational results and are used by management internally to review Shamir's financial results.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design.
Shamir's leading lenses are marketed under a variety of trade names, including
Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM) and
Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  As of        As of
                                                                December 31,  March 31,
                                                                 --------     --------
                                                                   2006         2007
                                                                 --------     --------
                                                                (Unaudited)  (Unaudited)

Cash and cash equivalents                                        $ 23,205     $ 18,260
Short-term investment                                              16,911       20,771
Trade receivables (1)                                              23,918       29,726
Other receivables and prepaid expenses                              6,552        7,474
Inventory                                                          27,898       25,471
                                                                 --------     --------
   TOTAL CURRENT ASSETS                                            98,484      101,702

LONG-TERM INVESTMENTS:
Severance pay fund                                                  2,542        2,802
Long-term loan to a related party                                   1,324           92
Long-term loan to others                                              240            -
Investments in affiliates                                           3,513        4,344
                                                                 --------     --------
   TOTAL LONG-TERM INVESTMENTS                                      7,619        7,238

PROPERTY, PLANT AND EQUIPMENT, NET                                 28,368       29,256
OTHER ASSETS                                                        5,362        4,981
GOODWILL                                                            7,178        7,176
                                                                 --------     --------
   TOTAL ASSETS                                                  $147,011     $150,353
                                                                 ========     ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                 $ 13,654     $ 13,686
Current maturities of long-term loans                               4,428        4,456
Trade payables                                                      8,930       10,613
Accrued expenses and other liabilities                             11,559       11,150
                                                                 --------     --------
   TOTAL CURRENT LIABILITIES                                       38,571       39,905

LONG-TERM LIABILITIES:
Long-term loans                                                    22,299       21,884
Accrued severance pay                                               2,828        3,107
Deferred income taxes                                               1,287        1,189
                                                                 --------     --------
   TOTAL LONG-TERM LIABILITIES                                     26,414       26,180

MINORITY INTERESTS                                                  2,223        2,143
                                                                 --------     --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2006 and
March 31, 2007; Issued and outstanding: 16,256,514 shares at
December 31, 2006 and March 31, 2007                                   37           37
Additional paid-in capital                                         65,599       65,935
Accumulated other comprehensive income                                958          963
Retained earnings                                                  13,209       15,190
                                                                 --------     --------
   TOTAL SHAREHOLDERS' EQUITY                                      79,803       82,125
                                                                 --------     --------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $147,011     $150,353
                                                                 ========     ========

(1) Net of allowance for doubtful accounts of $ 1,037 and $ 1,211 as of December
31, 2006 and March 31, 2007, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                        Three Months Ended March 31,
                                                           ----------------------
                                                             2006          2007
                                                           --------      --------
                                                          (Unaudited)   (Unaudited)

Revenues, net                                              $ 23,112      $ 29,338
Cost of revenues                                              9,827        13,927
                                                           --------      --------
Gross profit                                                 13,285        15,411

Operating Expenses:
      Research and development costs                            541           630
      Selling and marketing expenses                          7,772         8,308
      General and administrative expenses                     2,577         3,132
                                                           --------      --------
Total operating expenses                                     10,890        12,070
                                                           --------      --------
Operating income                                              2,395         3,341

Financial expenses and other, net                                 9            58
                                                           --------      --------
Income before taxes on income                                 2,386         3,283
Taxes on income                                                 985         1,032
                                                           --------      --------
Income after taxes on income                                  1,401         2,251

Equity in losses of affiliates, net                              12            29
Minority interest in losses of subsidiaries                    (685)          (88)
                                                           --------      --------
Net income                                                 $  2,074      $  2,310
                                                           ========      ========

Net earnings per share:
      Basic                                                $   0.13      $   0.14
                                                           ========      ========
      Diluted                                              $   0.13      $   0.14
                                                           ========      ========

Number of shares:
      Basic                                                  16,257        16,257
      Dilutive                                               16,555        16,542

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and  Net Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                      Three Months Ended March 31,
                                        ----------------------
                                          2006          2007
                                        --------      --------
                                       (Unaudited)   (Unaudited)

Operating income                        $  2,395      $  3,341

Non-GAAP adjustment:
      Stock based compensation              (293)         (336)
                                        --------      --------
Non-GAAP operating income               $  2,688      $  3,677
                                        ========      ========

Net income                              $  2,074      $  2,310

Non-GAAP adjustment:
      Stock based compensation, net         (293)         (336)
                                        --------      --------
Non-GAAP net income                     $  2,367      $  2,646
                                        ========      ========

Non-GAAP net earnings per share :
      Basic                             $   0.15      $   0.16
                                        ========      ========
      Diluted                           $   0.14      $   0.16
                                        ========      ========

Number of shares:
      Basic                               16,257        16,257
      Dilutive                            16,555        16,542